Item 77I - Tax Free Money Fund Investment

Upon the recommendation of Deutsche Investment
Management Americas Inc. (the "Advisor"), the
Board of DWS Money Market Trust (the "Trust") has approved the termination of the Institutional
Share class of Tax Free Money Fund Investment of the Trust effective on or about March 18, 2011 (the
"Liquidation Date"). Since there are currently no shareholders of the Institutional Shares, prior notice to shareholders of the termination of the Institutional
Shares is unnecessary.

E:\Electronic Working Files\NSAR\2010\4-30-10\Cash Account
Trust\03-Exhibits\Item 77I - CAT - Inst Select MM Shares.docx